SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2007 DEC 27 A 8:10

07028748

18 December 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 17 December 2007 which we released to The Stock Exchange of Hong Kong Limited on 17 December 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr. King Ho

E:\ll\ulaanbaatar\ltr to SEC.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION PROVISION OF GUARANTEE

The Directors announce that on 14 December 2007, SA and the Borrower (an indirect 60%-owned subsidiary of SA) entered into the Loan Agreement with the Lender in respect of the Facility. As part of the Loan Agreement, SA granted a guarantee in favour of the Lender to guarantee the due and punctual performance of all obligations of the Borrower under the Loan Agreement. On the same date and prior to the entering into of the Loan Agreement, MCS Holding has granted the Counter Indemnity to SA whereby MCS Holding agreed, inter alia, to indemnify SA for the Due Proportion of any amounts which may from time to time be due and owing by SA under the Guarantee.

As at the date of this announcement, the Borrower is indirectly owned as to 60% by SA Subsidiary and 40% by MCS Subsidiary (which is in turn wholly-owned by MCS Holding). MCS Holding (through its another wholly-owned subsidiary) has also entered into another joint venture with the SA Group pursuant to which the respective subsidiaries of SA and MCS Holding will have shareholding interests in the relevant joint venture company in the proportions of 75% and 25%. As the Borrower is an associate of MCS Subsidiary (by virtue of MCS Subsidiary holding 40% interest in the Borrower) and MCS Holding is also connected with SA by virtue of the June Transaction, the Borrower itself is treated as a connected person of SA under the Listing Rules. Accordingly, the Guarantee provided by SA to the Lender for securing the Facility made available to the Borrower constitutes a connected transaction for SA under Chapter 14A of the Listing Rules.

Since the relevant percentage ratios (other than the profits ratio) for the Guarantee exceed 0.1% but are less than 2.5%, the provision of the Guarantee is subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Details of the Guarantee will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

INTRODUCTION

The Directors announce that on 14 December 2007, SA and the Borrower (an indirect 60%-owned subsidiary of SA) entered into the Loan Agreement with the Lender in respect of the Facility. As part of the Loan Agreement, SA granted a guarantee in favour of the Lender to guarantee the due and punctual performance of all obligations of the Borrower under the Loan Agreement. On the same date and prior to the entering into of the Loan Agreement, MCS Holding has granted the Counter Indemnity to SA whereby MCS Holding agreed, inter alia, to indemnify SA for the Due Proportion of any amounts which may from time to time be due and owing by SA under the Guarantee.

THE LOAN AGREEMENT

Date: 14 December 2007

Parties:
(a) Lender: DBS Bank Ltd., Hong Kong Branch
(b) Borrower: Shangri-La Ulaanbaatar Limited
(c) Guarantor: SA

Facility: A five-year term loan facility of US$25,000,000 (HK$195,000,000).

Purpose: The Facility is used for meeting the general funding requirements of the Borrower and/or for the repayment by the Borrower of its shareholders' loans.

Guarantee: SA irrevocably and unconditionally guarantees the due and punctual performance of all obligations of the Borrower under the Loan Agreement. SA shall be liable as the primary debtor in respect of the Borrower's liabilities under the Facility.

THE COUNTER INDEMNITY

Date: 14 December 2007

Parties:
(a) Indemnifier: MCS Holding
(b) Indemnifiee: SA

Indemnity: MCS Holding agreed to indemnify SA for the Due Proportion of any amounts which may from time to time be due and owing by SA under the Guarantee.

REASONS FOR GRANTING THE GUARANTEE

It is desirable for the Borrower to obtain the Facility, which may be applied to meet its general funding requirements and to repay its shareholders' loans. It is a term of the Facility that SA shall provide the Guarantee as part of the Loan Agreement and to guarantee all the obligations of the Borrower in respect of the Facility. SA is willing to provide the Guarantee on the basis that the extra proportion of the Guarantee granted by SA over and above its indirect equity interest in the Borrower is counter-indemnified by MCS Holding under the Counter Indemnity.

The Directors, including the independent non-executive Directors, of SA are of the view that the terms of the Loan Agreement (including the Guarantee) and the Counter Indemnity are on normal commercial terms, which are arrived at after arm's length negotiations between the parties, and are fair and reasonable, and in the interests of SA and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, the Borrower is indirectly owned as to 60% by SA Subsidiary and 40% by MCS Subsidiary (which is in turn wholly-owned by MCS Holding). MCS Holding (through its another wholly-owned subsidiary) has also entered into another joint venture with the SA Group pursuant to which the respective subsidiaries of SA and MCS Holding will have shareholding interests in the relevant joint venture company in the proportions of 75% and 25% (the "**June Transaction**"). As the Borrower is an associate of MCS Subsidiary (by virtue of MCS Subsidiary holding 40% interest in the Borrower) and MCS Holding is also connected with SA by virtue of the June Transaction, the Borrower itself is treated as a connected person of SA under the Listing Rules. Accordingly, the Guarantee provided by SA to the Lender for securing the Facility made available to the Borrower constitutes a connected transaction for SA under Chapter 14A of the Listing Rules.

Since the relevant percentage ratios (other than the profits ratio) for the Guarantee exceed 0.1% but are less than 2.5%, the provision of the Guarantee is subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Details of the Guarantee will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

INFORMATION ABOUT THE PARTIES

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The Borrower is a company incorporated in Mongolia and is principally engaged in the construction, development, ownership and management of office development in Ulaanbaatar, Mongolia.

The principal activity of MCS Holding and MCS Subsidiary are investment holding. Pursuant to the subscription and shareholders agreement entered into by, inter alia, MCS Subsidiary and SA Subsidiary dated 22 January 2005, MCS Subsidiary has an option to increase its shareholding interest in the immediate holding company of the Borrower from 40% up to 49% subject to the terms and conditions of the subscription and shareholders agreement. On 30 November 2007, MCS Subsidiary served an irrevocable notice to inform SA Subsidiary that it intended to exercise this option. Upon completion of the share transfer, the Borrower will be indirectly owned as to 51% by SA Subsidiary and 49% by MCS Subsidiary.

DEFINITIONS

"associates"	has the meaning ascribed to it under the Listing Rules;
"Borrower"	Shangri-La Ulaanbaatar Limited, a company incorporated in Mongolia and is indirectly owned as to 60% by SA Subsidiary and 40% by MCS Subsidiary as at the date of this announcement;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Counter Indemnity"	the counter indemnity granted by MCS Holding to SA on 14 December 2007, whereby MCS Holding agreed, inter alia, to indemnify SA for the Due Proportion of any amounts which may from time to time be due and owing by SA under the Guarantee;
"Directors"	directors of SA;
"Due Proportion"	such proportion of interest in the Borrower directly or indirectly held by MCS Holding from time to time;
"Facility"	a five-year term loan facility of US$25,000,000 made available by the Lender to the Borrower under the Loan Agreement;
"Guarantee"	the guarantee granted by SA in favour of the Lender as part of the Loan Agreement to guarantee the due and punctual performance of all obligations of the Borrower under the Loan Agreement;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Lender"	DBS Bank Ltd., Hong Kong Branch;
"Listing Rules"	the Rules Governing the Listing of Securities on HKSE;

"Loan Agreement"	the loan agreement relating to the Facility dated 14 December 2007 between SA (as guarantor), the Borrower (as borrower) and the Lender (as lender);
"MCS Holding"	MCS Holding LLC, a company incorporated in Mongolia;
"MCS Subsidiary"	MCS Tower LLC, a company incorporated in Mongolia and is a direct wholly-owned subsidiary of MCS Holding;
"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"SA"	Shangri-La Asia Limited香格里拉(亞洲)有限公司*, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the HKSE with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Group"	SA and its subsidiaries;
"SA Subsidiary"	Lion Strength Limited, a company incorporated in the British Virgin Islands and is an indirect wholly-owned subsidiary of SA;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

Amounts denominated in US$ in this announcement have been converted into HK$ at the rates of US$1.00 = HK$7.80 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 17 December 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

** for identification purpose only*

END